Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors of InterXion Holding N.V.:

We consent to the incorporation by reference in the registration statements (No. 333-196447 and No. 333-175099) on Form S-8 of InterXion Holding N.V. of our report dated March 31, 2016, with respect to the consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2015, 2014 and 2013, and the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 20-F of InterXion Holding N.V.

/s/ KPMG ACCOUNTANTS N.V.

Rotterdam, The Netherlands

March 31, 2016